Statement of Financial Condition

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2019
With Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-49000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Greenhill & Co., LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. (212) 389-1516

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Scott L. Bok_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Greenhill & Co., LLC_____ , as of _December 31_____ , 20 _19_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE G JONES
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01JO6338497
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 03-14-2020

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Greenhill & Co., LLC

Statement of Financial Condition

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition 2
Notes to Financial Statement 3



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
Greenhill & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1997.

February 28, 2020

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$ 43,271,520
Fees receivable	40,734,357
Due from affiliates	14,080,009
Operating lease right-of-use asset	13,208,547
Other assets	1,917,273
Total assets	$ 113,211,706

Liabilities and Member's capital

Compensation payable	$ 14,571,595
Operating lease obligations	13,698,569
Accounts payable and accrued expenses	4,754,218
Due to affiliates	56,940
Total liabilities	$ 33,081,322

Member's capital	80,130,384
Total liabilities and Member's capital	$ 113,211,706

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as capital advisory services. The Company has offices in New York, Chicago, Dallas, Houston and San Francisco.

As approved by FINRA in 2018, effective January 1, 2019, Greenhill Cogent, LP ("Cogent") merged with G&Co, with G&Co being the sole surviving entity.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The financial statement is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the financial statement and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Cash equivalents primarily consist of money market funds and other short-term highly liquid investments with original maturities of three months or less and are carried at cost, plus accrued interest, which approximates the fair value due to the short-term nature of these investments.

Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by utilizing past client transaction history and an assessment of the client's creditworthiness.

Included in the total fees receivable balance at December 31, 2019 were $10.5 million of long term receivables related to capital advisory engagements which are generally paid in installments over a period of three years.

Credit risk related to fees receivable is disbursed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Leases

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records and/or funds directly its allocated portion of the lease payments. The Company leases office space for its operations around the globe.

Certain leases include options to renew, which can be exercised at the Parent's sole discretion. The Parent determines if a contract contains a lease at contract inception. Operating lease assets represent the Company's right to use the underlying asset and operating lease liabilities represent the Company's obligation to make lease payments by funding the Parent. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Parent generally does not include options to renew as it is not reasonably certain at contract inception that the Parent will exercise the option(s). The Parent uses the implicit rate when readily determinable and its incremental borrowing rate when the implicit rate is not readily determinable. The Parent's incremental borrowing rate is determined using its secured borrowing rate and giving consideration to the currency and term of the associated lease as appropriate.

The lease payments used to determine the Company's operating lease assets under the expense sharing arrangement may include lease incentives, stated rent increases and escalation clauses linked to rates of inflation when determinable and are recognized in operating lease assets in the statement of financial condition. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The straight-lining of rent expense results in differences in the operating lease right-of-use asset and operating lease obligations on the statement of financial condition.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a three to five year service period following the date of grant. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary

based upon the fair market value of the awards granted to Company employees. See "Note 7 - Deferred Compensation".

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires the recognition of lease assets and lease liabilities for operating leases, among other changes. The Company adopted this standard on January 1, 2019 utilizing a modified retrospective approach. The Company elected to apply practical expedients provided in the standard that allowed the Company to not reassess whether expired or existing contracts are or contain leases, not reassess lease classification for expired or existing leases (e.g., pre-existing operating leases are classified as operating leases under the new standard), and not reassess initial direct costs for existing leases. The impact of adopting ASU 2016-02 was an increase of $22.2 million to the Company's assets and liabilities for the operating lease right-of-use assets and operating lease obligations on the statement of financial condition. Differences in the operating lease right-of-use asset and operating lease obligations are due to straight-lining rent expense and the resulting deferred rent.

Accounting Developments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU changes how companies measure credit losses on most financial instruments, including accounts receivable. Companies will be required to estimate lifetime expected credit losses, which is generally expected to result in earlier recognition of credit losses. The Company adopted this standard effective on January 1, 2020 under a modified retrospective approach. The Company estimates that as of January 1, 2020, the impact of adoption will decrease the Company's assets and retained earnings by approximately $0.1 million.

3. Cash and Cash Equivalents

As of December 31, 2019, the carrying value of the Company's cash was $4.7 million and the carrying value of the Company's cash equivalents was $38.6 million for a total cash and cash equivalents balance of $43.3 million.

The carrying value of the Company's cash equivalents approximates fair value. See "Note 4 - Fair Value of Financial Instruments."

4. Fair Value of Financial Instruments

Assets and liabilities are classified in their entirety based on their lowest level of input that is significant to the fair value measurement. As of December 31, 2019, the Company had Level 1 assets measured at fair value.

The following table sets forth the measurement at fair value on a recurring basis of the investments in money market funds and other short-term highly liquid instruments. The investments are categorized as a Level 1 asset, as their valuation is based on quoted prices for identical assets in active markets. See "Note 3 - Cash and Cash Equivalents".

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019
Assets				
Cash equivalents	$ 38,612,908	$ —	$ —	$ 38,612,908
Total	$ 38,612,908	$ —	$ —	$ 38,612,908

5. Related Party Transactions

At December 31, 2019, the Company had receivables from other affiliates of $14.1 million, which relate to services provided by U.S. offices for international client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2019, the Company had payables of $0.1 million to other affiliates generally related to services rendered by foreign offices for U.S. client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

The Company may leverage their foreign affiliates to perform services for clients on their behalf or the foreign affiliates may leverage the Company to perform services on their behalf throughout the year. Intercompany transactions are generally settled regularly during the year.

Additionally, the Company has a services agreement with an affiliate, Greenhill & Co. Asia, Ltd. for general, administrative and other operating expenses for services provided to the Company. There are no payables outstanding as of December 31, 2019.

6. Income Taxes

The Company's Parent is a corporate taxpayer. The Company is a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's financial statement. The Company follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its financial statement uncertain tax positions taken or expected to be taken on its income tax returns. The Company determined there was no requirement to accrue any liabilities as of December 31, 2019.

7. Deferred Compensation

Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of stock of the Parent. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan are generally amortized ratably over a three-to-five year period following the date of the grant.

Holders of restricted stock units are entitled to receive dividends declared on the underlying common stock to the extent the restricted stock units ultimately vest. For the year ended December 31, 2019, the Company recorded dividend equivalent payments and accruals of $0.9 million on restricted stock units as a dividend payment and a charge to equity.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2019, the number of units granted to employees of the Company was 1,504,902 with a weighted average fair value of $21.79. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

The Parent also awards performance-based restricted stock units ("PRSU") as part of long-term incentive compensation to a limited number of key employees. The actual performance relative to target performance is measured quarterly and the probability-weighted likelihood of achievement is allocated to the Company as a non-cash compensation charge with a corresponding charge to deemed contribution to Member's capital.

For the year ended December 31, 2019 the Company was allocated a non-cash charge of $20.0 million for expenses incurred in conjunction with restricted stock units and PRSUs awarded by the Parent related to employees of the Company, which has been included as a contribution to Member's capital.

Deferred Cash Compensation

As part of its long-term incentive award program, the Company also grants deferred cash retention awards to certain eligible employees. The deferred awards, which generally vest over a three year service period, provide the employee with the right to receive future cash compensation payments, which are non-interest bearing. Deferred compensation payable of $6.0 million as of December 31, 2019 is included in compensation payable in the statement of financial condition.

As of December 31, 2019, total unrecognized compensation cost related to deferred cash compensation prior to the consideration of forfeitures, was approximately $4.0 million and is expected to be recognized over a weighted-average period of 1.4 years.

8. Member's Capital

The Company makes periodic cash distributions of earnings, subject to net capital requirements and working capital needs, to its Parent. During 2019, the Company distributed $54.5 million to the Parent.

9. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company.

For the year ended December 31, 2019, contributions to the Retirement Plan were included in compensation payable in the statement of financial condition.

10. Commitments and Contingencies

On May 16, 2019, the Company's Parent entered into a new Office Lease (the "Lease") for the Company's new principal executive offices in New York, N.Y. Rental payments are scheduled to commence on November 1, 2020 and shall continue for a term of 15 years and 3 months. The Lease is not included in operating lease right-of-use assets and operating lease obligations on the statement of financial condition as the Company does not yet have the right to use the premises.

All of the Company's leases are operating leases and have remaining lease terms ranging from less than 1 year to 15.3 years.

As of December 31, 2019, the approximate aggregate minimum future rental payments for the leased space used by the Company and its portion of the lease payments allocated by the Parent or funded directly by the Company were as follows:

2020	$ 10,074,553
2021	8,764,152
2022	8,474,941
2023	8,009,510
2024	7,855,375
Thereafter	87,594,199
Total	$ 130,772,730
Less: minimum future rental payments for which lease has not commenced	(115,870,241)
Total lease payments for which the Company has a right-of-use asset and corresponding liability	14,902,489
Less: Interest	(1,203,920)
Present value of operating lease liabilities for which the Company has a right-of-use asset and corresponding liability	$ 13,698,569

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

	As of December 31, 2019
Weighted Average remaining lease term in years	14.5
Weighted Average Discount Rate	5.8 %

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2019, the Company's net capital was $24.5 million, which exceeded its requirement by $23.2 million. The Company's aggregate indebtedness to net capital ratio was 0.8 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule. As approved by FINRA in 2018, effective as of January 1, 2019, Cogent merged with the Company, with the Company being the sole surviving entity. The capital requirements did not change as a result of the merger.

12. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the financial statements are issued.